REMEDIATION SERVICES, INC.
1111 Hughes Court
Wiley, TX 75098

September 24, 2009

Mr. John Cash
U.S. Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4631
100 F Street NE
Washington, DC 20549-4631

RE:	Remediation Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-052235

Dear Mr. Cash:

This letter is in response to your comment letter dated September 14, 2009.  Following please find our responses.

10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 10
1.	Question
We note your officers’ conclusion that your disclosure controls and procedures were not effective “to ensure that all material information required to be filed in annual report on Form 10-K has been made known to them.”  Please confirm to us supplementally and revise your future filings to either simply state that your disclosure controls and procedures were “effective” or “not effective”, whichever the case may be, without defining them, or include the complete definition of disclosure controls and procedures as referenced in Item 307 of Regulation S-K which is (1) to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (2) to ensure that information required to be disclosed by an issuer in reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Answer

This is to confirm that our controls and procedures at December 31, 2008 were not effective and we will correct this in future filings as requested.  Following please find an amended Item 9A, Evaluation of Disclosure Controls and Procedures.  An example of our updated wording follows.

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008.  This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer, and chief financial officer / principal financial officer who concluded that our disclosure controls and procedures are not effective.

Based upon an evaluation conducted for the period ended December 31, 2008, our Chief Executive and Chief Financial Officer as of December 31, 2008 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weakness of our internal controls:

•	Reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transaction.

•	Lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

In order to remedy our existing internal control deficiencies, as our finances allow, we will hire additional accounting staff

Exhibit 31
2.	Question
Please review future filings to conform the wording of your Section 302 certifications exactly to the guidance in Item 601 (31) of Regulation S-K as noted below.  Please also provide us supplementally your proposed revisions.
•	Delete the words “annual” or “quarterly” except in line 1 where you identify the report being certified.
•	Delete the word “amended” unless it is an amended filing being certified.
•	Replace “small business issuer” with “registrant”
•
Consistently use the phrase “the registrant’s other certifying officer and I” (as stated in the Forms 10-Q) or “I” (as stated in the Form 10-K) and ensure that all pronouns and verbs accordingly agree with the subject.

Answer
In future filings we will conform the wording of our Section 302 certifications exactly to the guidance in Item 601 (31) of Regulation S-K as noted:
•	We will delete the words “annual” or “quarterly” except in line 1 where we identify the report being certified.
•	We will not use the word “amended” unless it is an amended filing.
•	We will replace “small business issuer” with “registrant”
•	We will consistently use the phrase “the registrant’s other certifying officer and I” and ensure that all pronouns and verbs accordingly agree with the subject.
•	Following are our proposed Exhibit 31 revisions for Form 10-K.

Examples of Exhibits 31.1 and 31.2 follow.

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Reed T. Buley, certify that:

1. I have reviewed this annual report on Form 10-K of REMEDIATION SERVICES, INC.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)
Designed such disclosure controls and procedures, or caused such disclosure  controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the  period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures  and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
Disclosed in this report any change to the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably  likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
a)
all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 24, 2009

/s/ Reed T. Buley
Reed T. Buley President and Chief Executive Officer

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Reed T. Buley, certify that:

1. I have reviewed this annual report on Form 10-K of REMEDIATION SERVICES, INC.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a)
Designed such disclosure controls and procedures, or caused such disclosure  controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the  period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures  and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
Disclosed in this report any change to the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably  likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
a)
all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

 Date: September 24, 2009
/s/ Reed T. Buley
Reed T. Buley
Chief Financial Officer

The company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Reed Buley
Reed Buley
President
972-488-1111